SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

08000952

SEC
Mail Processing
Section
FEB 21 2008
Washington, DC
101

February 14, 2008

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Release published February 14, 2008.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
February 14, 2008	Press Release	Skanska builds hospital in Seattle for USD 114 M, about SEK 730 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Press Release

February 14, 2008
08:30 am CET

Skanska builds hospital in Seattle for USD 114 M, about SEK 730 M

Skanska has been awarded the construction management contract for an addition to the Virginia Mason Medical Center in Seattle, Washington, in the US. The contract amounts to USD 114 M, about SEK 730 M, which is included in order bookings for the first quarter. The customer is the Virginia Mason Medical Center.

The new 23,000-square-meter hospital building will include an emergency department as well as operating rooms and intensive care units. The project also involves a new lobby entrance, central utility plant and connections to the existing hospital adjacent to the addition.

Construction starts immediately and is scheduled for completion in May 2010.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 3,900 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

END

This and previous releases can also be found at www.skanska.com